Exscientia Business Update for Third Quarter 2023

OXFORD, U.K. – Exscientia plc (Nasdaq: EXAI)

Recent advancements in the Company’s pipeline, collaborations and operations, as well as financial results for the third quarter of 2023, are summarised below. Exscientia will host a conference call Thursday, November 9 at 1:30 p.m. GMT / 8:30 a.m. EST.

“At Exscientia, we are laser-focused on building an engine that designs and develops high impact medicines that have the potential to transform patients’ lives,” said Professor Andrew Hopkins FRS FMedSci, founder and Chief Executive Officer of Exscientia. “We are continuing to build out a highly-differentiated internal oncology pipeline, particularly with clinical and IND-enabling stage programmes targeting CDK7 and LSD1. In addition, our partnerships are steadily progressing, including our recently announced first milestone with Sanofi and a new collaboration with Merck KGaA, Darmstadt, Germany. These advancements, paired with our commitment to technological capabilities, such as automation and ex vivo patient tissue analysis, solidify Exscientia’s leadership in AI-enabled drug design and development.”

Recent Highlights

Internal pipeline
●ELUCIDATE, the adaptive Phase 1/2 trial studying GTAEXS617 (‘617), Exscientia and partner GT Apeiron’s potential best-in-class CDK7 inhibitor, continues to enrol patients with advanced solid tumours including head and neck cancer, pancreatic cancer, non-small cell lung cancer (NSCLC), HR+/HER2- breast cancer, colorectal cancer and ovarian cancer
●The Company announced in October 2023 that it is prioritising the advancement of its LSD1 inhibitor, EXS74539 (‘539), towards the clinic, with IND submission expected in 1Q 2024 and commencement of a first-in-human healthy volunteer trial anticipated in 1H 2024 in the United States
○Exscientia presented new preclinical data at the European Society for Medical Oncology (ESMO) Congress 2023, demonstrating that ‘539 induces differentiation of primary human acute myeloid leukaemia (AML) samples ex vivo, highlighting potential activity of ‘539 in AML
○The Company also presented data supporting ‘539’s combinatorial potential with standard of care AML treatments
●EXS73565 (‘565), the Company’s MALT1 inhibitor, continues to progress through IND/CTA-enabling studies and the Company expects to provide further updates in 1H 2024
○Exscientia presented preclinical data for ‘565 at ESMO 2023, highlighting ‘565’s competitive differentiation and potential toxicity benefits through a low predicted risk of hyperbilirubinaemia

Partnered programmes
●In September 2023, Exscientia announced a new collaboration with Merck KGaA, Darmstadt, Germany focused on the discovery of novel small molecule drug candidates across oncology and immunology using Exscientia’s AI-driven precision drug design and discovery capabilities
○Three potential first-in-class or best-in-class targets have been identified as the initial focus of the partnership
○Exscientia will receive $20 million upfront and is eligible for discovery, development, regulatory and sales-based milestone payments
●In September 2023, Exscientia achieved the first milestone in its collaboration with Sanofi
○$4 million milestone payment represents first of up to $343 million in milestone payments per programme
○First target identified in immunology & inflammation (I&I) is one of up to 15 oncology and immunology targets
●EXS4318 (‘4318), a PKC-theta inhibitor designed by Exscientia and in-licensed by Bristol-Myers Squibb, is continuing in a Phase 1 study
●Two programmes designed by Exscientia for Sumitomo Pharma, DSP-0038 (5-HT1A agonist/5-HT2A antagonist) and DSP-2342 (dual 5-HT2A/5-HT7 antagonist), are also continuing in Phase 1 studies
●As part of the company’s pipeline prioritisation, Exscientia refined its internal and partnered discovery pipelines to focus investment on programmes that Exscientia and its partners believe are differentiated and that have the highest potential impact
○In October 2023, the Company announced that it had discontinued internal development of its A2A receptor antagonist, EXS21546, and is winding down the Phase 1/2 clinical trial of ‘546 for the treatment of relapsed/refractory renal cell carcinoma and NSCLC

○The Company ended its collaboration with EQRx following EQRx’s announced acquisition by Revolution Medicines. Exscientia retained the exclusive rights to the intellectual property from all collaboration projects
○The Company and Bristol Myers Squibb (BMS) mutually determined not to proceed with development of certain projects and prioritise others within the BMS collaboration
○Work is progressing on multiple projects with Sanofi, BMS and Merck KGaA, Darmstadt, Germany

Technology updates
●In September 2023, Exscientia presented data on its automated kinase design method, which is able to deliver potent kinase hits on certain targets from AlphaFold structures. Learnings from prior successful projects were encoded and automated to develop this tool. The Company expects to apply it at scale across future projects
●Exscientia’s automation facility recently opened and the Company has begun moving select biological assays and chemical synthesis to the facility. Productivity in the automated laboratory will ramp up through 2024, with meaningful impact on data and efficiency expected in 2025

Precision medicine
●EXCYTE-1, the first multi-centre trial evaluating the potential of Exscientia’s functional precision medicine platform in a solid tumour indication continues to progress in ovarian cancer
●Exscientia’s collaboration with Charité – Universitätsmedizin Berlin in haematological cancers is ongoing, which is utilising cloud-based AI to analyse samples imaged onsite at Charité

Investor Call and Webcast Information
Exscientia will host a conference call on Thursday, November 9 at 1:30 p.m. GMT / 8:30 a.m. EST.
A webcast of the live call can be accessed by visiting the “Investors and Media” section of the Company’s website at investors.exscientia.ai. Alternatively, the live conference call can be accessed by dialling +1 (888) 330 3292 (U.S.), +44 203 433 3846 (U.K.), +1 (646) 960 0857 (International) and entering the conference ID: 8333895. A replay will be available for 90 days under “Events and Presentations” in the “Investors and Media” section of the Exscientia website.

Third Quarter and First Nine Months 2023 Financial Results
For the convenience of the reader, the company has translated pound sterling amounts to U.S. dollars at the rate of £1.000 to $1.2214, which was the noon buying rate of the Federal Reserve Bank of New York on September 29, 2023.

Revenue: Revenue for the three and nine months ended September 30, 2023 was $10.8 million and $21.6 million respectively, compared to $7.7 million and $24.9 million for the three and nine months ended September 30, 2022. The increase in revenue quarter over quarter was primarily due to $8.38 million in revenue recognised from the projects that Exscientia and BMS mutually determined not to proceed with further development of under the BMS collaboration.

Research and development expenses: R&D expenses for the three and nine months ended September 30, 2023 were $39.8 million and $120.9 million respectively, as compared to $44.9 million and $113.9 million for the same period ended September 30, 2022. The current quarter over quarter decrease in research and development expenses was due to pipeline prioritisation activities and cost savings from operational efficiencies, including achieving faster cycle times and lower outsourcing costs.

General and administrative expenses: G&A expenses for the three and nine months ended September 30, 2023, were $13.6 million and $41.1 million respectively, or 22% of total operating expenses. For the three and nine months ended September 30, 2023, G&A expenses increased by $1.0 million and $4.2 million compared to the three and nine months ended September 30, 2022, primarily associated with the growth of the business being offset by automation and cost efficiency measures.

Cash inflows: For the first nine months of 2023, Exscientia received $3.5 million in cash inflows from its collaborations as compared to $117.3 million during the first nine months of 2022, when the upfront payment for the Sanofi collaboration was received.

Net operating cash flow and cash balance: For the first nine months ended September 30, 2023, net operating cash outflows were $145.1 million, in comparison to net operating cash outflows of $16.5 million for the nine months ended September 30, 2022. Cash, cash equivalents and short term bank deposits as of September 30, 2023 were $447.8 million, as compared to $617.8 million as of December 31, 2022 using the September 30, 2023 constant currency rate. With its pipeline prioritisation strategy, the Company expects to maintain a cash runway well into 2026.
●Includes constant currency mark-to-market foreign exchange impact of 1% based on a slight strengthening of pounds sterling for the nine months through September 30, 2023
●During the third quarter of 2023, Exscientia recognised net foreign exchange gain of $4.0 million
●The Company holds its deposits in both GBP and USD, intended to match expected operational cash needs in order to limit the impact of exchange rate fluctuations

SELECTED CONSOLIDATED STATEMENT OF OPERATIONS, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2214)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenue	10.8	7.7	21.6	24.9
Cost of sales	(8.2)	(11.2)	(26.2)	(29.0)
Research and development expenses	(39.8)	(44.9)	(120.9)	(113.9)
General and administrative expenses	(13.6)	(12.6)	(41.1)	(36.9)
Operating expenses	(61.6)	(68.7)	(188.2)	(179.8)
Foreign exchange gains/(losses)	4.0	9.0	2.0	35.0
Other income	1.4	1.5	6.8	5.1
Operating loss	(45.4)	(50.5)	(157.8)	(114.8)
Finance income/(expense)	5.1	2.5	13.9	3.0
Share of loss on joint ventures	(0.7)	(0.1)	(1.4)	(0.8)
Loss before taxation	(41.0)	(48.1)	(145.3)	(112.6)
Income tax benefit	2.9	4.8	17.4	15.4
Loss for the period	(38.1)	(43.3)	(127.9)	(97.2)
Net loss per share	(0.31)	(0.35)	(1.03)	(0.79)
Weighted average shares outstanding (basic and diluted)	124,511,492	122,674,016	123,844,172	121,851,437

SELECTED CONSOLIDATED STATEMENT OF CASH FLOWS. CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2214)

	September 30, 2023	December 31, 2022
Cash, cash equivalents & short-term bank deposits	447.8	617.8
Total assets	671.9	793.5
Total equity	480.0	584.9
Total liabilities	191.9	208.6
Total equity and liabilities	671.9	793.5

SELECTED CONSOLIDATED STATEMENT OF CASH FLOWS. CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2214)

	Nine months ended September 30,
	2023	2022
Net cash outflows from operating activities	(145.1)	(16.5)
Net cash flows used in investing activities	(211.4)	(142.7)
Net cash used in financing activities	(3.1)	(4.2)
Net decrease in cash and cash equivalents	(359.7)	(163.4)
Exchange (loss)/gain on cash and cash equivalents	(1.0)	39.1
Net decrease in cash, cash equivalents and short-term bank deposits*	(170.0)	(1.3)

* Includes both increases in short term bank deposits and foreign exchange gains on cash and cash equivalents
About Exscientia
Exscientia is an AI-driven precision medicine company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our internal pipeline is focused on leveraging our precision medicine platform in oncology, while our partnered pipeline broadens our approach to other therapeutic areas. By pioneering a new approach to medicine creation, we believe the best ideas of science can rapidly become the best medicines for patients.
Visit us at www.exscientia.ai or follow us on X/Twitter @exscientiaAI.
Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” "believes," “expects,” "intends," "projects," and "future" or similar expressions are intended to identify forward-looking statements. These forward-looking statements, include statements with regard to Exscientia’s expectations regarding its the initiation, timing and progress of, and data collected during and reported from, the Company’s clinical trials, as well as expectations with respect to the outcome or benefit of such trials, expectations regarding the performance of Exscientia’s technology platform, including its automated kinase design method, and the Company’s expectation that its existing cash and cash equivalents will be sufficient to fund its operations into 2026. Such statements are subject to a number of risks, uncertainties and assumptions, including those related to: the initiation, scope and progress of Exscientia’s and its partners’ planned and ongoing preclinical studies and clinical trials and ramifications for the cost thereof; clinical, scientific, regulatory and technical developments; the process of discovering, developing and commercialising product candidates that are safe and effective for use as human therapeutics; and the endeavour of building a business around such product candidates. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section and other sections of Exscientia’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on March 23, 2022 (File No. 001-40850), and other filings that Exscientia makes with the SEC from time to time (which are available at https://www.sec.gov/), the events and circumstances discussed in such forward-looking statements may not occur, and Exscientia’s actual results could differ materially and adversely from those anticipated or implied thereby. Although Exscientia’s forward-looking statements reflect the good faith judgement of its management, these statements are based only on facts and factors currently known by the Company. As a result, you are cautioned not to rely on these forward-looking statements. Exscientia undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor Relations:
Sara Sherman
investors@exscientia.ai

Media:
Oliver Stohlmann
media@exscientia.ai